FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20 January 2014

HSBC AGREES TO SELL ITS BUSINESS IN JORDAN

HSBC Bank Middle East Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its banking business in Jordan (the 'Business') to Arab Jordan Investment Bank plc ('AJIB'). All employees in the Business, with a very small number of exceptions, are expected to transfer to AJIB as part of the sale. At 30 September 2013, the Business comprised four branches with gross assets of approximately USD1,203m.

The transaction is subject to customary closing conditions and is expected to complete during the first half of 2014. It represents further progress in the execution of HSBC Group strategy.

Media enquiries to:
Ahmad Othman	+ 971 4 423 5628	ahmadothman@hsbc.com
Saadia McGlinchey	+ 971 4 423 5237	saadia.mcglinchey@hsbc.com
Brendan McNamara	+ 44 20 7991 0655	brendan.mcnamara@hsbc.com
Investor Relations enquiries to:
Alexander MacDonald-Vitale	+ 971 5 668 25047	alex.macdonaldvitale@hsbc.com
Guy Lewis	+ 44 20 7992 1938	guylewis@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,723bn at 30 September 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 20 January 2014